SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: June 9, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

     On June 9, 2009, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing the execution of an agreement with Navios Maritime Partners L.P. (“Navios Partners”) whereby Navios Holdings agreed to sell the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel, for a cash purchase price of $34.6 million. The closing of the sale is expected to occur within a few days.
     In addition, the press release also announced that Navios Holdings has relieved Navios Partners from its obligation to purchase the Capesize vessel TBN I for $130.0 million and will grant Navios Partners a 12-month option to purchase the TBN I for $125.0 million. In consideration for such actions, upon delivery of the TBN I to Navios Holdings, which is anticipated to be at the end of June 2009, Navios Holdings will receive from Navios Partners 1.0 million of a new series of subordinated units of Navios Partners. The new series of subordinated units will not be eligible to receive the cash distributions from Navios Partners until the third anniversary of the issuance of such units, at which time such units will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released, for a two year period, from its restrictions under the Omnibus Agreement that the parties previously entered into.
     A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: June 10, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated June 9, 2009.